Filed pursuant to Rule 424(b)(3)

File No. 333-133313

Prospectus Supplement No. 1

UNIGENE LABORATORIES, INC.

Dated December 28, 2007

to the Prospectus dated September 13, 2006

This prospectus supplement amends the information in the “Selling Stockholder” section of our prospectus dated September 13, 2006 relating to the resale of 4,000,000 shares of our common stock and 1,000,000 shares of our common stock issuable upon the exercise of warrants (the “Prospectus”).

The purpose of this prospectus supplement is to modify the “Selling Stockholder” section of the Prospectus to reflect the assignment of warrants to purchase shares of our common stock by Magnetar Capital Master Fund, Ltd. (“Purchaser”), which is listed as the selling stockholder, to Victory Park Master Fund, Ltd. (“Transferee”).

This prospectus supplement should be read in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information herein modifies or supersedes the information contained in the Prospectus.

Our common stock is quoted in the OTC Bulletin Board under the symbol “UGNE.” On December 27, 2007, the last reported closing price of our common stock was $1.88 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” INCLUDED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006 AS WELL AS SUBSEQUENTLY FILED FORM 10-QS BEFORE YOU DECIDE TO INVEST.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

EXPLANATORY NOTE

The references to Purchaser in the “Selling Stockholder” table in the section entitled “Selling Stockholder” are hereby amended and restated to reflect the assignment by Purchaser of all of its respective holdings of warrants to purchase shares of our common stock to Transferee.

The information in this supplement to the “Selling Stockholders” section set forth below is based solely on information provided to us by the Purchaser and Transferee as of December 27, 2007.

This prospectus supplement should be read in conjunction with the Prospectus. As appropriate, references in the Prospectus to the “selling stockholder” shall now be amended to refer to the “selling stockholders.”

SELLING STOCKHOLDERS

We sold a total of 4,000,000 shares of our common stock and a warrant to purchase up to an aggregate of 1,000,000 shares of our common stock at an exercise price per share of $4.25 to one of the selling stockholders in a private placement pursuant to a common stock purchase agreement for gross proceeds of $13,000,000 before expenses of approximately $250,000. We agreed to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), providing for the resale of the purchased shares and warrant shares. Except for the ownership of the shares of common stock and the warrant, neither of the selling stockholders has had any material relationship with us within the past three years.

We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register the purchased shares and warrant shares for resale by the selling stockholders and to meet this obligation. We have agreed to use our best efforts to maintain an effective registration statement for the period beginning with the effectiveness of the registration statement of which this prospectus forms a part and ending with the earlier of (i) the date as of which the selling stockholders may sell all of the purchased shares and warrant shares without restriction pursuant to Rule 144(k) under the Securities Act (or successor thereto), or (ii) the date on which the selling stockholders have sold all of the purchased shares and warrant shares.

The following table sets forth certain information known to us regarding the shares of our common stock held and to be offered from time to time by the selling stockholders as of December 28, 2007 and as adjusted to give effect to the sale of the purchased shares and warrant shares offered hereby. The following table states the maximum number of shares the selling stockholders may offer under this prospectus assuming that (i) the Purchaser chooses to sell all of the purchased shares and (ii) the Transferee exercises its entire warrant and sells all of the warrant shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See the “Plan of Distribution” section of this prospectus, which follows. We cannot assure you that the selling stockholders will sell any or all of the shares.

Under the terms of the warrant, the Transferee may not exercise the warrant, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation.

	Ownership Before Offering		Common Shares that May Be Sold Pursuant to the Offering		Ownership After Offering (1)
Name of Selling Stockholder	Common Shares	Percent of Common Shares Held			Common Shares	Percent of Common Shares Held
Magnetar Capital Master Fund, Ltd. (2)	4,000,000	4.6%	4,000,000	(4)	0	0
Victory Park Master Fund, Ltd. (3)	1,000,000	1.1%	1,000,000		0	0

(1)	These figures assume that all purchased shares and warrant shares have been sold.

(2)	Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd. (“Magnetar Master Fund”) and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of any shares deemed to be beneficially owned by Magnetar Financial LLC.

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Neither this selling stockholder nor any of its affiliates has held a position or office with us.

This is our first financing transaction with this selling stockholder.

(3)	Victory Park Capital Advisors, LLC is the investment advisor of Victory Park Master Fund, Ltd. and consequently has voting control and investment discretion over securities held by Victory Park Master Fund, Ltd.

Neither this selling stockholder nor any of its affiliates has held a position or office with us.

(4)	This represents 4,000,000 purchased shares of our common stock. As of December 20, 2007, the Purchaser owned 2,031,000 shares of our common stock.

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